UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*


Park Electrochemical Corp.
(Name of Issuer)


Common Stock, $.10 par value per share
(Title of Class of Securities)


700416 20 9
(CUSIP Number)

Mr. Brian Shore, Executive Vice President, Park Electrochemical Corp.
5 Dakota Drive, Lake Success, NY 11042  (516) 354-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


February 22, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700416 20 9
	1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
		Above Persons
		Jerry Shore ###-##-####
	2)	Check the Appropriate Box if a Member of a Group (see
		Instructions)
		(a)
		(b)
	3)	SEC Use Only
	4)	Source of Funds (See Instructions) None
	5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
		Items 2(d) or 2(e)
	6)	Citizenship or Place of Organization    U.S.A.
Number of	(7) Sole Voting Power    1,125,612
Shares Bene- 	(8) Shared Voting Power
ficially	(9) Sole Dispositive Power     1,125,612
Owned by	(10) Shared Dispositive Power
Each Reporting
Person
With

	11)	Aggregate Amount Beneficially Owned by Each Reporting Person
    1,125,612
	12)	Check if the Aggregate Amount in Row (11) Excluded Certain
		Shares
		(See Instruction)       X
	13)	Percent of Class Represented by Amount in Row (11)  9.7%
	14)	Type of Reporting Person (See Instructions)   IN

AMENDMENT NO. 8

TO

SCHEDULE 13D

		This Amendment No. 8 to Schedule 13D amends the Schedule 13D initially filed by the undersigned (the "Initial Schedule 13D"), as heretofore amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto, as previously filed by the undersigned, with respect to the Common Stock, $.10 par value (the "Common Stock"), of PARK ELECTROCHEMICAL CORP., a New York corporation. The Initial Schedule 13D, as heretofore amended, shall hereinafter be referred to as the "Schedule 13D." In restating the Initial Schedule 13D and all prior amendments thereto, amounts of shares and prices per share have not been adjusted to give effect to stock splits and stock dividends since the earlier filings.

Item 4.	Purpose of Transaction.

		Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

	In Amendment No. 7 to the Initial Schedule 13D, filed on January 18, 1996, Mr. Shore disclosed his intention to sell 500,000 shares (the "Offered Shares") of Common Stock. On February 22, 1996, Mr. Shore entered into an Underwriting Agreement, dated February 22, 1996, with Lehman Brothers Inc., Needham & Company, Inc. and Robertson, Stephens & Company LLC, as representatives of the several underwriters named therein (the "Underwriters") pursuant to which Mr. Shore agreed to sell the Offered Shares to the Underwriters at a price to the Underwriters of $32.82 per share. The Underwriters offered the Offered Shares to the public at a price of $33.75 per share. In connection with the sale of the Offered Shares, Mr. Shore agreed with the Underwriters not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of Common Stock (other than the Offered Shares), without the prior written consent of Lehman Brothers Inc. for a period of one year from the effective date of the Registration Statement, subject to certain exceptions for gifts of shares of Common Stock and shares of Common Stock which are pledged to secure one or more loans.

Item 5.	Interest in Securities of the Issuer.

	Item 5(a) of the Schedule 13D is hereby amended to read as follows:

	(a)	The aggregate number of shares of Common stock beneficially
owned by Mr. Shore is 1,125,612, which represents approximately 9.7% of the outstanding shares of Common Stock as of February 28, 1996. This includes 65,000 shares of Common Stock which Jerry Shore may acquire pursuant to options and excludes 112,410 shares of Common Stock owned by a member of Mr. Shore's family, with respect to which latter shares Mr. Shore disclaims beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

		Item 6 of the Schedule 13D is hereby amended to add the following at the end thereof:

	The Offered Shares were sold to the Underwriters pursuant to an Underwriting Agreement (the form of which is filed as EXHIBIT L to this Amendment No. 8 to Mr. Shore's Schedule 13D).

Item 7.	Material to be Filed as Exhibits

		Item 7 of the Schedule 13D is hereby amended to add the following at the end thereof:

	EXHIBIT L	-	Form of Underwriting Agreement (incorporated
 herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K, dated February 22, 1996 (Commission File Number 1-4415))



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



				   Jerry Shore
					Jerry Shore


Dated:  March 20, 1996